06002726

UNITED STATES
...RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___ 𝒳

    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    8302 Gulf of Mexico Blvd.

(No. and Street)

Marathon	FL	33050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Norman Werbner   1-800-324-6982

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Kolkhorst & Kolkhorst, CPA's

(Name – *if individual, state last, first, middle name*)

10943 N. Sam Houston Pkwy W. #150	Houston	TX	77064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 19 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Norman Werbner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Certigroup, Inc_____, as

of _____December 31_____, 20 05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes)
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2005 and 2004

CONTENTS

KOLKHORST & KOLKHORST
CERTIFIED PUBLIC ACCOUNTANTS

10943 N. SAM HOUSTON PKWY., W., SUITE 150
HOUSTON, TEXAS 77064

(281) 477-9100
FAX: (281) 477-9191

Independent Auditors' Report

February 22, 2006

To the Board of Directors
Certigroup, Inc.
Marathon, Florida

We have audited the accompanying balance sheets of Certigroup, Inc. as of December 31, 2005 and 2004. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2005 and 2004 in conformity with the accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

BALANCE SHEETS

ASSETS

| | December 31, | |
	2005	2004
Current assets:		
Cash and cash equivalents, including interest bearing		
deposits of $92,737 in 2005 and $99,249 in 2004	$ 138,013	$ 115,003
Accounts receivable	13,596	19,203
Prepaid interest	5,250	-0-
Total current assets	156,859	134,206
Property and equipment	13,662	11,981
Less accumulated depreciation	(9,789)	(9,000)
Total property and equipment	3,873	2,981
Other assets		
Prepaid insurance	22,880	25,422
Certificates of deposit	227,938	217,904
Total other assets	250,818	243,326
Total assets	$ 411,550	$ 380,513

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current liabilities		
Accounts payable	$ 2,478	$ -0-
Interest payable	-0-	3,945
	2,478	3,945
Long-term debt		
Subordinated debentures	350,000	350,000
Total liabilities	352,478	353,945
Stockholder's equity :		
Common stock of $.01 par value; 100,000 shares		
authorized , issued and outstanding	10,000	10,000
Retained earnings	49,072	16,568
Total stockholder's equity	59,072	26,568
Total liabilities and stockholder's equity	$ 411,550	$ 380,513

CONFIDENTIAL

See independent auditors' report and accompanying notes to financial.

Note 1 – **General Information and Significant Accounting Policies**

Organization
Certigroup, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 (the "ACT"). The Company changed names effective January 13, 1998 from Norman Werbner Investments, Inc. The Company is based in Marathon, Florida and operates throughout the United States.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the classified balance sheet and the statements of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents.

Revenues
The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios. Revenues and related expenses are recorded upon completion and submission of all applicable agreements.

Accounts Receivable
The Company records an allowance for uncollectible accounts receivable when management determines that full collection my be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Property, Equipment and Depreciation
Property and equipment are carried at cost. Depreciation is computed using the straight-line method, based on the estimated useful lives of the related assets. Fully depreciated assets are carried on the books until the date of disposal or retirement.

Note 2 – **Election Under Subchapter S**

The absence of a provision for income taxes at December 31, 2005 and 2004 is due to the election by the Company, and consent by its stockholders, to include their respective shares of taxable income of the Company in their individual tax returns. As a result, no federal income tax is imposed on the Company. This election under Subchapter S of the Internal Revenue Code was effective March 1, 2002.

Note 3 – **Stockholder Equity**

In accordance with Rule 15c3-1 of the 1934 SEC Act, the Company is required to maintain net capital, as defined, such that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times its net capital. The Company must also maintain net capital, as defined, of at least $250,000 for 2005 and $250,000 for 2004. The Company was in compliance with both requirements at December 31, 2005 and 2004, and for the years then ended.

Note 4 – **Subordinated Debentures**

Norman Werbner, the 100% shareholder, sole director and President of Certigroup, Inc., entered into a subordinated loan agreement for the equity capital with the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. Interest on the loan is payable monthly and the loan matures December 31, 2006.

Mr. Werbner entered into an additional subordinated loan agreement for the equity capital with the Company on November 29, 2004, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. Interest on the loan is payable monthly and the loan matures December 31, 2008.

Note 5 – **Prepaid Insurance**

The prepaid insurance at December 31, 2005 and 2004 represents the purchase by the Company of a long term health care policy for the shareholder. Each year a portion of this policy is amortized and distributed to the shareholder.